# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SFL Corp Ltd., CIK 0001289877
CUSIP: G7738W106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 14 PAR-LA-VILLE PLACE ROAD, HAMILTON, HM 08, Bermuda (D0), 00000-0000
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001908293

## Reporting persons
- DNB Bank ASA: type of reporting person: bank (BK); citizenship or place of organization: Norway (Q8); sole voting power 11,765,142; shared voting power 0; sole dispositive power 11,765,142; shared dispositive power 0; aggregate amount beneficially owned 11,765,142 (9.4% of the class)

## Item 1. Issuer
Name of issuer: SFL Corp Ltd.
Address of issuer's principal executive offices: 14 PAR-LA-VILLE PLACE ROAD, HAMILTON, HM 08, BERMUDA, 00000-0000

## Item 2. Person Filing
Name of person filing: DNB Bank ASA
Address of principal business office or, if none, residence:
Dronning, Eufemias Gate 30
0191 Oslo, Norway
Citizenship: Kingdom of Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 11,765,142
Percent of class: 9.4
Sole power to vote or to direct the vote: 11,765,142
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,765,142
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DNB Bank ASA: /s/ Morten Jakobsen, Senior Vice President (01/10/2024)